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                                           Filed Pursuant to SEC Rule 425
                                           Filing Person: UtiliCorp United Inc.
                                           Subject Company: Aquila, Inc.
                                           Registration Statement No.: 333-74362



NEWS RELEASE

                                                   [UTILICORP UNITED LETTERHEAD]


MEDIA CONTACTS:
Ethan Hirsh -        816-467-3509
Media Relations -    816-467-3000

INVESTOR CONTACTS:
Ellen Fairchild -    816-527-1409


         UTILICORP SAYS ITS AQUILA EXCHANGE OFFER IS SET FOR COMPLETION


         KANSAS CITY, MO, January 3, 2002 -- UtiliCorp United (NYSE: UCU) said today that it has received all approvals necessary for the company's previously announced exchange offer under which it plans to acquire all of the outstanding publicly held Class A common shares of its 80 percent-owned subsidiary, Aquila, Inc. (NYSE: ILA). The offer is subject to the tender of a majority of the publicly held Aquila shares by Aquila stockholders other than UtiliCorp's directors and executive officers prior to the 5:00 p.m. EST January 4 deadline. UtiliCorp expects the exchange offer to be successfully completed on that date.
         Earlier today, the Delaware Chancery Court denied plaintiffs' request to issue an injunction that would block or delay completion of the exchange offer.
         "As we've talked with Aquila investors around the country, we've found the exchange offer has been well received," said Robert K. Green, UtiliCorp president and chief executive officer. "Today's market is very different from early last year and calls for a different approach. We strongly believe that greater shareholder value can be obtained by recombining the financial strength of UtiliCorp with Aquila's growth potential."
         Green said that UtiliCorp does not plan to change the terms of its offer, which gives Aquila shareholders .6896 shares of UtiliCorp common stock in a tax-free exchange for each outstanding

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share of Aquila Class A common stock tendered. Promptly following the successful completion of the exchange offer, UtiliCorp plans to complete a "short-form" merger of Aquila with a UtiliCorp subsidiary. In the merger, each remaining Aquila Class A share will be converted (subject to the exercise of appraisal rights) into the same number of shares of UtiliCorp common stock as are paid in the exchange offer. As soon as practical following the completion of the short-form merger, UtiliCorp will adopt "Aquila" as its corporate name.
         Based in Kansas City, UtiliCorp United is an international electric and gas company with energy customers and operations across the U.S. and in Canada, the United Kingdom, New Zealand, and Australia. Its 80 percent-owned Aquila,
Inc. subsidiary is one of the largest wholesalers of electricity and natural gas in North America. Aquila also provides wholesale energy services in the U.K. and has a presence in Scandinavia and Germany. At September 30, 2001, UtiliCorp had total assets of $11.9 billion and 12-month sales of $42.3 billion. Additional information is available at WWW.UTILICORP.COM and WWW.AQUILA.COM.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, UtiliCorp United Inc. has filed an exchange offer prospectus and related materials with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the exchange offer prospectus and other documents filed by UtiliCorp with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the exchange offer prospectus, as well as UtiliCorp's related filings with the Commission, may also be obtained from UtiliCorp by directing a request to UtiliCorp United Inc., Investor Relations, 20 West Ninth Street, Kansas City, MO 64105, 816-467-3501.

FORWARD-LOOKING INFORMATION

The terms "plans," "expects," "believes" and similar terms identify forward-looking information. Although UtiliCorp believes that its expectations are based on reasonable assumptions, it can give no assurance that its goals will be achieved. Important factors that could cause actual results to differ materially from those contained in the forward-looking statements include the satisfaction of all conditions to the exchange offer that cannot be waived and the satisfaction or waiver of conditions to the exchange offer that may be waived. Some of the conditions to the exchange offer will include the receipt of all required regulatory approvals, the tender by the public shareholders of the majority of their shares and the absence of an injunction or litigation concerning the exchange offer. In light of these uncertainties, there can be no assurances that the exchange offer will be completed.

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